NEXA INCREASES ITS EQUITY INTEREST IN TINKA RESOURCES

Luxembourg, December 17, 2024 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE: “NEXA”) is pleased to announce that it has entered into an equity subscription agreement effective as of today’s date (the “Agreement”) with Tinka Resources Limited (“Tinka”) (TSXV & BVL: TK) (OTCQB: TKRFF), as part of a larger non-brokered private placement financing of units of Tinka, the first tranche of which closed today (the “Private Placement”).

Under the terms of the Agreement, Nexa acquired 9,859,155 units of Tinka (the “Units”) at a price of C$0.10 per Unit, for aggregate proceeds of C$985,915.50 (or US$700,000), having exercised its rights under the pre-existing investor rights agreement with Tinka (the “Investor Rights Agreement”). Each Unit is comprised of one common share of Tinka and one half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle Nexa to purchase one common share of Tinka (each, a “Warrant Share”) at a price of C$0.15 per Warrant Share for a period of 18 months following the closing of the Private Placement.

Prior to the Private Placement, Nexa held approximately 18.23% or 71,343,053 of the issued and outstanding common shares of Tinka and did not hold any warrants of Tinka. Upon the closing of the Private Placement, Nexa holds approximately 19.86% or 81,202,208 of the issued and outstanding common shares of Tinka and 4,929,577 Warrants entitling Nexa to acquire 4,929,577 additional common shares of Tinka, representing 56.68% of the issued and outstanding warrants of Tinka.

Nexa has agreed to a restriction on the exercise of any of the Warrants held by it as at the closing of the Private Placement if such exercise would result in Nexa holding in excess of 19.99% of the issued and outstanding common shares of Tinka, unless prior written approval is obtained from the TSX Venture Exchange (“TSXV” or the “Exchange”) and Tinka’s disinterested shareholders.

All securities issued in connection with the Private Placement are subject to a statutory four-month hold period. The Private Placement was subject to certain conditions customary for transactions of this nature, including, but not limited to, all necessary approvals, including the conditional approval of the Exchange.

The Units were acquired for investment purposes. Nexa intends to review, on a continuous basis, various factors related to its investment in Tinka and may decide to acquire or dispose of additional securities of Tinka through the market, privately or otherwise, as future circumstances may dictate (including under its pre-emptive rights), subject in all cases to market conditions and compliance with applicable securities laws. Under the terms of the Investor Rights Agreement, Nexa has, among others, a pre-emptive right to maintain its percentage interest in the outstanding common shares of Tinka, in connection with any future issuances of Tinka securities, subject to certain exclusions.

This press release is issued by Nexa pursuant to the early warning requirements of National Instrument 62-103 of the Canadian Securities Regulators, which also requires a report to be filed with regulatory authorities in each of the appropriate jurisdictions containing additional information with respect to the foregoing matters (the “Early Warning Report”). A copy of the Early Warning Report will be filed on Tinka’s profile on SEDAR+ at www.sedarplus.ca and may also be obtained by contacting Tinka’s Corporate Secretary at +1 (604) 685 9316 and/or info@tinkaresources.com. Tinka’s head office is located at 1305 – 1090 West Georgia Street, Vancouver, British Columbia, Canada V6E 3V7. The address of Nexa is 37A Avenue JF Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg.

About Tinka

Tinka is an exploration and development company with its flagship property being the 100%-owned Ayawilca zinc-silver-tin project in central Peru. The Zinc Zone at Ayawilca has an estimated Indicated Mineral Resource of 28.3 Mt grading 5.82% zinc, 16.4 g/t silver, 0.2% lead and 91 g/t indium, and an Inferred Mineral Resource of 31.2 Mt grading 4.21% zinc, 14.5 g/t silver, 0.2% lead and 45 g/t indium. The Silver Zone has an estimated Inferred Mineral Resource of 1.0 Mt grading 111.4 g/t silver, 1.54% zinc, & 0.5% lead. The Tin Zone has an estimated Indicated Mineral Resource of 1.4 million tonnes grading 0.72% tin and an Inferred Mineral Resource of 12.7 Mt grading 0.76% tin. Tinka filed a NI 43-101 technical report on an updated PEA for the Ayawilca Project on April 15, 2024 (link to NI 43-101 report here).

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life mines, three of which are located in the central Andes region of Peru, and two of which are located in Brazil (one in the state of Minas Gerais and one in the state of Mato Grosso). Nexa also currently owns and operates three smelters, two of which are located in the state of Minas Gerais in Brazil, and one of which is Cajamarquilla, located in Lima, which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2023 and one of the top five metallic zinc producers worldwide in 2023, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). Forward-looking statements contained in this news release may include, but are not limited to, zinc and other metal prices and exchange rate assumptions, projected operating and capital costs, metal or mineral recoveries, head grades, mine life, production rates, and returns; the Company’s potential plans (and current intentions with respect to its investment in Tinka and any future acquisitions and dispositions of securities of Tinka, including in connection with Nexa’s pre-emptive rights under the Investor Rights Agreement); the estimation of the tonnage, grade and content of deposits and the extent of mineral resource and mineral reserve estimates; timing of commencement of production; exploration potential and results; the timing and receipt of necessary permits for future operations; and the impacts of COVID-19 on our operations.

These statements are based on information currently available to the Company and the Company provides no assurance that actual results and future performance and achievements will meet or not differ from the expectations of management or qualified persons. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or

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achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental, or other risks that could materially affect the potential development of the project, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production, our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project evaluation, estimation of Mineral Reserves and/or Mineral Resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management and qualified persons considering their experience are inherently subject to significant uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

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